Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Nine Months Ended
	September 30

	2003	2002
	(In Millions)
Earnings (loss):
Loss before income taxes, extraordinary item
and cumulative effect of accounting change	$ (2,332)	$ (2,061)
Fixed charges, from below	474	597
Undistributed losses of affiliates	2	8
Interest capitalized	(2)	(22)

Loss	$ (1,858)	$ (1,478)
	=====	=====

Fixed charges:

Interest expense	$ 362	$ 445
Preferred stock dividend requirements	7	9
Portion of rental expense representative
of the interest factor	105	143

Fixed charges	$ 474	$ 597
	=====	=====

Ratio of earnings to fixed charges	(a)	(a)
	=====	=====

________

(a) Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $2.3 billion in 2003 and $2.1 billion in 2002.